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  FORM 4                                                OMB APPROVAL
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                                              OMB Number:             3235-0287
                                              Expires:        December 31, 2001
                                              Estimated average burden
                                              hours per response........... 0.5
                                             -----------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The Goldman Sachs Group, Inc. as successor to The
     Goldman Sachs Group, L.P.**
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

     New York                      New York              10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Berkshire Realty Company, Inc.     Symbol:  BRI
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     10/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
                (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

                                Former 10% Owner
                              -------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          10/15/99       J(1)            512,203(1)  D      $0(1)    0              (1)       (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

** On May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into The Goldman Sachs Group, Inc. with The Goldman Sachs Group, Inc. as the surviving entity.

                                                                          (Over)
                                                                 SEC 1474 (7-97)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.   Title of Derivative Security (Instr. 3)

     BRI OP Limited Partnership Units
     ---------------------------------------------------------------------------
================================================================================
2.   Conversion or Exercise Price of Derivative Security

     (1)
     ---------------------------------------------------------------------------
================================================================================
3.   Transaction Date (Month/Date/Year)

     10/15/99
     ---------------------------------------------------------------------------
================================================================================
4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------
          J(1)
================================================================================
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------
                                   4,904,066(1)
================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
              N/A                            N/A
================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
       Common Stock                        4,904,066
================================================================================
8.   Price of Derivative Security (Instr. 5)

     $0(1)
================================================================================
9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     0
     ---------------------------------------------------------------------------
================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     (1)
     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     (1)
     ---------------------------------------------------------------------------
================================================================================
Explanation of Responses:
(1)  See page 3 attached.
                                                            November 4, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      See page 5 attached.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1474 (7-97)

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
                  85 Broad Street
                  New York, New York 10004
Item 2:  Berkshire Realty Company, Inc. - BRI
Item 4:  October 1999
--------------------------------------------------------------------------------


Instruction 4(b)(v) list of other Reporting Persons:

         This Form 4 is being filed by The Goldman Sachs Group, Inc. ("GSG"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WXI/BRH Gen-Par, L.L.C. ("WHGP"), WH Advisors, L.L.C. XI ("WH Advisors") and Goldman, Sachs & Co. ("GS&Co.", and, together with GSG, Whitehall, WHGP and WH Advisors, the "Reporting Persons"). The principal business address for each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

         As previously reported in the Form 3, dated March 4, 1999, as amended by an amendment thereto dated April 23, 1999 (as so amended, the "Form 3"), filed by the Reporting Persons, on April 12, 1999, Berkshire Realty Holdings, L.P., a Delaware limited partnership ("BRH"), was formed in connection with the transactions described in the Form 3 and herein. As reported in the Form 3, the general partners of BRH are WHGP, a wholly owned subsidiary of Whitehall, BRE/Berkshire GP L.L.C. ("Blackstone GP") and Aptco Gen-Par, L.L.C. ("Berkshire GP"), and the initial limited partners of BRH were Whitehall, Aptco Holdings, L.L.C., an affiliate of Berkshire GP ("Berkshire LP" and, together with Berkshire GP, "Berkshire") and an affiliate of Blackstone GP ("Blackstone LP"). Immediately prior to the consummation of the Mergers (as defined below), the limited partnership interests in BRH held by Whitehall, Berkshire LP and Blackstone LP were contributed to BRH Limited Partner, L.P., a newly-formed Delaware limited partnership ("SLP") organized in connection with the consummation of the Mergers. The general partners of SLP are WHGP, Blackstone GP and Berkshire GP, and the limited partners of SLP are Whitehall, Berkshire LP and certain affiliates of Blackstone GP (together with Blackstone GP "Blackstone").

         Under the terms of the partnership agreements of BRH and SLP, Berkshire GP and Berkshire LP were required to contribute to BRH and SLP, prior to the consummation of the Mergers, an aggregate of 512,203 shares of common stock ("Common Stock") of Berkshire Realty Company, Inc. (the "Company") and 4,904,066 partnership units ("OP Units") in BRI OP Limited Partnership, a Delaware limited partnership which was the operating partnership of the Company prior to the consummation of the Mergers, owned by affiliates of Berkshire (the "Berkshire Affiliates").* Such shares of Common Stock and OP Units required to be contributed to BRH and SLP are referred to herein collectively as the "Contributed Securities".

--------
* Pursuant to the Amended and Restated Agreement of Limited Partnership of BRI OP Limited Partnership which was in effect prior to the Mergers, OP Units were convertible at any time into shares of Common Stock on a one-for-one basis or, at the election of the Company, into cash.

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
                  85 Broad Street
                  New York, New York 10004
Item 2:  Berkshire Realty Company, Inc. - BRI
Item 4:  October 1999
--------------------------------------------------------------------------------


         As a result of the formation of BRH and SLP, the partners of BRH and SLP may be deemed to be a "group" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) which group may have been deemed to beneficially own the shares of Common Stock and OP Units owned by the Berkshire Affiliates. The obligation to contribute, and the contribution of, the Contributed Securities to BRH and SLP may be interpreted as a "pecuniary interest" of the partners of BRH and SLP in such Contributed Securities within the meaning of Section 16.

         On October 15,1999 the Company was merged with and into BRH and a wholly owned subsidiary of BRH was merged with and into BRI OP Limited Partnership (together, the "Mergers"). In connection with the Mergers, all outstanding shares of Common Stock and all outstanding OP Units, other than the Contributed Securities and other than dissenting shares, were converted into the right to receive $12.25 per share of Common Stock or OP Unit. The Contributed Securities were contributed to BRH immediately prior to the consummation of the Mergers and were canceled in connection with the Mergers with no consideration deliverable in exchange therefor.

         Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with Blackstone, Berkshire and the Berkshire Affiliates constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall and WHGP together with Blackstone, Berkshire and the Berkshire Affiliates constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, any shares of Common Stock or OP Units, including the Contributed Securities or any other securities which were beneficially owned by the Berkshire Affiliates prior to the Mergers, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

                                     Form 4
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
                  85 Broad Street
                  New York, New York 10004
Item 2:  Berkshire Realty Company, Inc. - BRI
Item 4:  October 1999
--------------------------------------------------------------------------------


SIGNATURES:
----------

WHITEHALL STREET REAL ESTATE
LIMITED PARTNERSHIP XI

By:  WH Advisors, L.L.C. XI,
     its general partner


By:  /s/ Elizabeth Burban
   ------------------------------------
   Name:  Elizabeth Burban
   Title: Vice President

WH ADVISORS, L.L.C. XI


By:  /s/ Elizabeth Burban
   ------------------------------------
   Name:  Elizabeth Burban
   Title: Vice President

WXI/BRH Gen-Par, L.L.C.


By:  /s/ Elizabeth Burban
   ------------------------------------
   Name:  Elizabeth Burban
   Title: Vice President

THE GOLDMAN SACHS GROUP, INC.


By:  /s/ Hans L. Reich
   ------------------------------------
   Name:  Hans L. Reich
   Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.


By:  /s/ Hans L. Reich
   ------------------------------------
   Name:  Hans L. Reich
   Title: Attorney-in-Fact